Exhibit 99.1

POMDOCTOR LIMITED Regains Compliance with Nasdaq Bid Price Requirement

GUANGZHOU, China, November 6, 2026 /PRNewswire/ -- POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a digital healthcare company focused on advancing AI-enabled healthcare solutions and predictive healthcare capabilities, today announced that on November 5, 2026, the Company received a letter (the “Compliance Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement of $1.00 per share under Nasdaq Listing Rule 5450(a)(1).

As a result, the hearing before the Nasdaq Hearings Panel originally scheduled for November 12, 2026 has been cancelled.

As previously disclosed, on October 6, 2026, the Company received a staff delisting determination letter from Nasdaq indicating that the closing bid price of the Company’s securities had been below $1.00 per share for 30 consecutive business days.

With Nasdaq’s confirmation of compliance, the Company’s Class A ordinary shares will continue to be listed and traded on Nasdaq under the ticker symbol “POM.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED (NASDAQ: POM) is a digital healthcare company focused on advancing AI-enabled healthcare solutions and expanding predictive healthcare capabilities. The Company leverages physician resources, wearable technologies, artificial intelligence, healthcare payment networks and real-world healthcare data to support more personalized, continuous and data-driven healthcare services. Building upon its established healthcare platform and physician network, POM is pursuing the development of a predictive healthcare data and services infrastructure designed to improve healthcare outcomes and create long-term value for patients, healthcare providers and other ecosystem participants. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED

Investor Relations Department

Email: ir@7lk.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com